FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

EXECUTIVE OFFICERS COMMITTEE PROPOSAL

Dear Shareholders: The Board of Executive Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to the provisions in the “Goodwill Amortization Structure and Schedule Agreement” executed by the members of the Diniz family (per se and by its affiliates) and Casino, with the Company’s intervention, on June 22, 2005 and amended on September 28, 2006 (“Goodwill Agreement”), and after the analysis of the Management Report and the Financial Statements for the year ended December 31, 2008, proposes the General Meeting the increase in the Company’s capital stock in the amount of eighty-eight million, seven hundred and eighty thousand, one hundred and fifty-five reais and seventy-three centavos (R$88,780,155.73), by means of the capitalization of the goodwill special reserve portion, in the amount equivalent to the effective income tax amount no longer collected by the Company in calendar year 2008 due to the goodwill amortization paid by the Casino Group in the acquisition of its respective investment in the Company.

As provided for by the Goodwill Agreement, 20% of the total increase amount, that is, seventeen million, seven hundred and fifty-six thousand, thirty-one reais and fifteen centavos (R$17,756,031.15) will be capitalized without the issue of new shares, benefiting all shareholders and 80% of the total increase amount, that is, seventy-one million, twenty-four thousand, one hundred and twenty-four reais and fifty-eight centavos (R$71,024,124.58) will be capitalized in benefit of the Company’s controlling shareholder, Wilkes Participações S.A., joint-stock company duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, headquartered in the city of São Paulo, State of São Paulo, Brazil, at Av. Brigadeiro Luis Antônio, 3126, and registered under Corporate Taxpayer’s ID the National Registration of Legal Entities (CNPJ/MF) 04.745.350/0001 -38 (“Wilkes”), pursuant to Article 7, caput of CVM Rule 319/99, by means of the issue of new preferred shares.

The Company’s shareholders will be granted the preemptive right, pursuant to paragraph 2 of Article 171 of Law 6,404/76. Should any shareholder decide to exercise the preemptive right, the amounts paid by the shareholder will be directly delivered to Wilkes. The preemptive right shall be exercised within thirty (30) consecutive days, as of the publication of a Notice to Shareholders informing on the start of such a term.

The issue price was determined based on the weighted average of the fifteen (15) trading sessions prior to the publication of the first Call Notice of the General Meeting which will discuss the proposed capital increase, in accordance with item III of paragraph 1 of Article 170 of Law 6,404/76 (as amended), corresponding therefore to thirty-two reais and thirty-two centavos (R$32.32) per preferred share. Thus, 2,197,528 preferred Company shares will be issued, totaling seventy-one million, twenty-four thousand, one hundred and four reais and ninety-six centavos (R$71,024,104.96) . This amount is nineteen reais and sixty-two centavos (R$19.62) less than the R$71,024,124.58 stated in the Call Notice of the Annual and Extraordinary General Meeting to be held on April 30, 2009, which corresponds to that part of the capital increase to be capitalized on behalf of the Company’s controlling shareholder. Said difference of nineteen reais and sixty-two centavos (R$19.62) will be added to the amount of seventeen million, seven hundred and fifty-six thousand, thirty-one reais and fifteen centavos (R$17,756,031.15) which will be capitalized for the benefit of all shareholders, totaling therefore seventeen million, seven hundred and fifty-six thousand and fifty reais and seventy-seven centavos (R$17,756,050.77)

Thus, in view of the capital stock increase approved at the Board of Directors’ Meeting held on April 1, 2009, resulting from the Company’s Stock Option Plan, and presupposing the approval of the (i) Board of Executive Officers’ Proposal issued April 7, 2009, substituting the proposal dated February 26, 2009, and (ii) the present Proposal by Shareholders, the Company’s capital stock will be four billion, six hundred and ninety-one million, ninety-two thousand, one hundred and seventy-six reais and seventy-eight centavos (R$4,691,092,176.78), divided into two hundred and thirty-seven million, five hundred and twenty-six thousand, four hundred and sixty-seven (237, 526,467) shares with no par value, of which ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one (99,679,851) are common shares and one hundred and thirty-seven million, eight hundred and forty-six thousand, six hundred and sixteen (137,846,616) are preferred shares.

Subsequently, the caput of Article 4 of the Company’s Bylaws will become effective with the following wording:

“ARTICLE 4 - The Company’s Capital Stock is R$ 4,691,092,176.78 (four billion, six hundred and ninety-one million, ninety-two thousand, one hundred and seventy-six Reais and seventy-eight centavos), entirely paid in and divided into two hundred and thirty-seven million, five hundred and twenty-six thousand, four hundred and sixty-seven (237, 526,467) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) are common shares and one hundred and thirty-seven million, eight hundred and forty-six thousand, six hundred and sixteen (137,846,616) are preferred shares.”

The Members of the Company’s Management attending the Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present, to which we expect the due approval.

São Paulo, April 14, 2009

THE BOARD OF EXECUTIVE OFFICERS

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 15, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.